Exhibit (a)(9)


         [American National Bankshares Inc. Letterhead]

                         April 25, 1997



Dear Shareholder:

     Consistent with previous practice, I am forwarding to you a Community Bank Bulletin regarding American National Bankshares Inc., dated March 12, 1997, prepared by The Carson-Medlin Company. The Company engaged Carson-Medlin in 1996 to prepare quarterly analysts reports on the Company. This is the third of these reports. The first two were dated August 23, 1996 and December 6, 1996 and were previously made available to you by mail.

     The enclosed Bulletin is provided to our shareholders, and is made publicly available, for general information purposes only. The Bulletin does not constitute a statement by or the opinion of the Company or its officers or directors, and in no way constitutes a recommendation to tender, or to not tender, shares of the Company's stock in connection with the currently pending self-tender offer, which was commenced by the Company on April 9, 1997.

                              Sincerely,


                              /s/ Charles H. Majors
                              Charles H. Majors
                              President and
                              Chief Executive Officer

CHM/chc

Enclosures